SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549
                            --------------------

                               SCHEDULE 14D-9

                               (Rule 14d-101)

        SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
                   OF THE SECURITIES EXCHANGE ACT OF 1934
                            --------------------

                            HARTMARX CORPORATION
                         (Name of Subject Company)
                            HARTMARX CORPORATION
                    (Name of Person(s) Filing Statement)
                            --------------------

                  Common Stock, par value $2.50 per share
                       (Title of Class of Securities)
                            --------------------

                                 417119104
                   (CUSIP Number of Class of Securities)
                            --------------------

                              Taras R. Proczko
              Vice President, Corporate Counsel and Secretary
                            Hartmarx Corporation
                            101 N. Wacker Drive
                          Chicago, Illinois 60606
                         Telephone: (312) 357-5321
          (Name, address and telephone number of person authorized
            to receive notice and communication on behalf of the
                        person(s) filing statement).
                            --------------------

                              With a copy to:

                          Charles W. Mulaney, Jr.
              Skadden, Arps, Slate, Meagher & Flom (Illinois)
                           333 West Wacker Drive
                          Chicago, Illinois 60606
                               (312) 407-0700

       [X] CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.




                     HARTMARX TERMINATES INVESTIGATION
                OF LINCOLN PROPOSAL; INITIATES LEGAL ACTION
                 FOR MISREPRESENTATION REGARDING FINANCING


         Chicago, IL - September 7, 2001. Hartmarx Corporation (NYSE: HMX) today announced that it is terminating any further investigation or discussion of The Lincoln Company's previously announced proposal to acquire Hartmarx because of Lincoln's misrepresentations about its offer, its repeated failures to provide information about its purported debt and equity financing, and the disruptions that Lincoln's proposal is causing to Hartmarx's business. Hartmarx also announced that it has initiated litigation against Lincoln and its principals for making misleading statements in violation of the Federal Securities Laws. A copy of the complaint is available at www.Hartmarx.com.

         The Company's actions were unanimously recommended by the Ad Hoc Committee of Independent Directors of Hartmarx, consisting of Raymond F. Farley, Donald P. Jacobs, Michael B. Rohlfs and Stuart L. Scott, and were approved by the Board of Directors. Mr. Farley, chairman of the committee, stated: "Despite our repeated good faith attempts to give Lincoln every opportunity to identify its owners and substantiate its assertion that it has 'arranged financing' for its proposal, Lincoln remains secretive about its investors and has misrepresented the status of its financing in its August 13 proposal. All this raises serious questions as to whether they are proceeding in good faith with a bona fide proposal. They have refused to identify any financing sources and have failed to produce any financing commitments despite their assurances on August 13 that financing had already been arranged."

         Mr. Farley further observed: "Lincoln has also misrepresented the extent and timing of the due diligence it requires. While the August 13th proposal indicated a need for only 'limited' due diligence beyond publicly available information, Lincoln recently delivered a 12-page 'preliminary' list of legal due diligence items consisting of 107 categories of requested information and documents for each Hartmarx subsidiary for each of the last seven years. Lincoln accompanied this extensive demand for information with the statement that any acquisition agreement must permit Lincoln to walk away from a transaction - even after signing a definitive agreement - if it later became dissatisfied with its ongoing review of Hartmarx's businesses.

         "Lincoln's actions and public misrepresentations are misleading our shareholders and are disruptive to our business operations and employees," Mr. Farley stated. "The board concluded that it cannot responsibly engage in discussions with a newly formed entity that misrepresents the nature and certainty of its proposal and refuses to furnish the most basic information about its owners and its financing. For over 18 months, first privately and now publicly, Mr. Spencer Hays, a Lincoln principal, has failed repeatedly to present a credible, financed, bona fide proposal to acquire Hartmarx. There will be no further investigation or discussion with Lincoln about its proposal."

         Hartmarx also announced that it had filed suit today in federal court in Chicago, Illinois against Lincoln and its principals for violations of the Federal Securities Laws. Hartmarx indicated that it was filing this action to protect its shareholders against false and misleading statements made by Lincoln regarding its proposal.

         Mr. Farley stated: "The Board of Directors is determined to act in the best interests of Hartmarx shareholders and to seek to maintain and increase the value of its businesses. We will continue to work with our financial advisor, Bear Stearns & Co., to explore all strategic alternatives to maximize shareholder value."

         Hartmarx produces and markets business, casual and golf apparel products under its own brands including Hart Schaffner & Marx, Hickey-Freeman, Palm Beach, Coppley, Cambridge, Keithmoor, Racquet Club, Naturalife, Pusser's of the West Indies, Royal, Brannoch, Riserva, Sansabelt, Barrie Pace, and Hawksley & Wight. In addition, the Company has certain exclusive rights under licensing agreements to market selected products under a number of premier brands such as Austin Reed, Tommy Hilfiger, Kenneth Cole, Burberry men's tailored clothing, Ted Baker, Pringle of Scotland, Bobby Jones, Jack Nicklaus, Claiborne, Evan-Picone, Pierre Cardin, Perry Ellis, KM by Krizia, and Daniel Hechter. The Company's broad range of distribution channels includes fine specialty and leading department stores, value-oriented retailers and direct mail catalogs.

THIS NEWS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY. IT DOES NOT CONSTITUTE A SOLICITATION/RECOMMENDATION STATEMENT UNDER THE RULES AND REGULATIONS OF THE SEC. HARTMARX'S STOCKHOLDERS WILL BE ABLE TO OBTAIN SUCH SOLICITATION/RECOMMENDATION STATEMENT FOR FREE WHEN IT BECOMES AVAILABLE AT THE SEC'S WEB SITE AT WWW.SEC.GOV. HARTMARX URGES ITS STOCKHOLDERS TO CAREFULLY REVIEW ANY SUCH SOLICITATION/RECOMMENDATION STATEMENT PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO SUCH PROPOSAL.